SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 16, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on March 16, 2010 on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/sehk/20100316/LTN20100316049.pdf , a circular of the Company with respect to (A) further information in relation to the subscription of A Shares by China Southern Air Holding Company, the Company’s controlling shareholder (the “CSAHC”), and H Shares by Nan Lung (a wholly-owned subsidiary of CSAHC); (B) advice from China Merchants Securities to the independent board committee of the Company in relation to the terms of subscription of A Shares by CSAHC and H Shares by Nan Lung; and  (C) notices of extraordinary general meeting (“EGM”), class meeting for holders of A Shares, and class meeting for holders of H Shares;

(ii) http://www.hkexnews.hk/listedco/listconews/sehk/20100316/LTN20100316009.pdf, form of proxy for attending the EGM; and

(iii) http://www.hkexnews.hk/listedco/listconews/sehk/20100316/LTN20100316013.pdf, reply slip for attending the EGM.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: March 16, 2010

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

SUBSCRIPTION OF NEW A SHARES AND SUBSCRIPTION OF NEW H SHARES AND CONNECTED TRANSACTIONS AND NOTICE OF EGM AND CLASS MEETINGS

Financial adviser to China Southern Airlines Company Limited

中国国际金融香港证券有限公司
CHINA INTERNATIONAL CAPITAL HONGKONG SECURITIES LIMITED

Independent financial adviser to the independent board committee and independent shareholders of China Southern Airlines Company Limited

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 4 to 18 of this circular. A letter from the Independent Board Committee is set out on pages 19 to 20 of this circular. A letter from the independent financial adviser to the Independent Board Committee and Independent H Shares Shareholders, is set out on pages 21 to 35 of this circular.

Notices convening the EGM and the Class Meetings to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 30 April 2010 are set out on pages 39 to 62 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

16 March 2010

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	A Share(s) of RMB1.00 each in the capital of the Company
"A Shares Subscription"	the subscription for new A Shares by CSAHC pursuant to the A Shares Subscription Agreement and the other specific investors
"A Shares Subscription Agreement"	the subscription agreement dated 8 March 2010 between CSAHC and the Company under which CSAHC agreed to subscribe for, and the Company agreed to issue not more than 132,510,000 new A Shares at the subscription price of not less than RMB5.66 per new A Share
"Articles of Association"	the articles of association of the Company, as amended from time to time
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of directors of the Company
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"China Merchants Securities"	China Merchants Securities (HK) Co., Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Subscription
"Class Meetings"	the class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares

"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"connected person"	has the meaning ascribed thereto under the Listing Rules
"CSAHC"	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 59.32% equity interest in the Company as at the Latest Practicable Date
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened at 2:00 p.m. on Friday, 30 April 2010, or any adjournment thereof, to separately consider and, if thought fit, approve, among other things, the Subscription
"Group"	the Company and its subsidiaries
"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
"H Shares Subscription"	the subscription for new H Shares by Nan Lung pursuant to the H Shares Subscription Agreement
"H Shares Subscription Agreement"	the subscription agreement dated 8 March 2010 between Nan Lung and the Company under which Nan Lung agreed to subscribe for, and the Company agreed to issue not more than 312,500,000 new H Shares at the subscription price of not less than HK$2.73 per new H Share
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Subscription
"Independent Shareholders"	shareholders of the Company other than CSAHC, Nan Lung and their respective associates
"Latest Practicable Date"	15 March 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Nan Lung"	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	collectively, the H Shares and the A Shares
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	collectively, the H Shares Subscription and the A Shares Subscription which will be completed separately
"Subscription Agreements"	collectively, the H Shares Subscription Agreement and the A Shares Subscription Agreement

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Si Xian Min *(Chairman of the Board of Directors)*
Li Wen Xin
Wang Quan Hua
Liu Bao Heng
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Chen Zhen You

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Li Jia Shi
Yang Yi Hua
Liang Zhong Gao
Zhang Wei

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

16 March 2010

To the Shareholders

Dear Sir or Madam,

**SUBSCRIPTION OF NEW A SHARES AND
SUBSCRIPTION OF NEW H SHARES
AND
CONNECTED TRANSACTIONS
AND
NOTICE OF EGM AND CLASS MEETINGS**

1. INTRODUCTION

Reference is made to the Company's announcement dated 8 March 2010 in relation to the Subscription.

The purposes of this circular are, among other things, (1) to provide you with further information in relation to the Subscription; (2) to set out the letter of advice from China Merchants Securities to the Independent Board Committee and the Independent H Shares Shareholders, as well as the recommendations of the Independent Board Committee in relation to the terms of the Subscription (being a connected transaction of the Company); and (3) to give you notices of the EGM and (where applicable) the Class Meetings to consider and, if thought fit, to approve resolutions in relation to, among other things, the Subscription.

2. SUBSCRIPTION OF NEW A SHARES AND H SHARES

On 8 March 2010, the Board resolved to convene the EGM and the Class Meetings to approve and authorise, inter alia, the Board to (i) issue not more than 1,766,780,000 new A Shares (representing not more than 22.08% of the issued share capital of the Company as at the Latest Practicable Date) to not more than 10 specific investors (subject to the maximum number as permitted by the PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A Share by way of non-public issue, and to determine the exact number of new A Shares to be issued and the issue price of the new A Shares subject to the results of the price sounding-out process as required by CSRC; (ii) issue not more than 312,500,000 new H Shares (representing not more than 3.91% of the issued share capital of the Company as at the Latest Practicable Date) to Nan Lung, at the subscription price of not less than HK$2.73 per H Share by way of non-public issue, and to determine the exact number of new H Shares to be issued and the issue price of the new H Shares, for a 12-month period following the passing of such resolutions; (iii) make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered and issued capital of the Company and to take any other action and complete any formality required to effect the issuance of new Shares pursuant to the Subscription and the increase in the registered and issued capital of the Company, contingent on the Board resolving to issue new Shares pursuant to the Subscription.

It is currently expected that for the purpose of the A Shares Subscription, the specific investors yet to be identified (other than CSAHC) are securities investment fund management companies, securities investment companies, trust investment companies, financial companies, insurance institutional investors, Qualified Foreign Institutional Investors (including the proprietary trading accounts of or investment product accounts managed by the abovementioned investors), other domestic legal person investors and natural persons and are independent of the Company within the meaning of the Listing Rules.

The A Shares Subscription and the H Shares Subscription are inter-conditional with each other. If either the A Shares Subscription or the H Shares Subscription is not approved by CSRC, the other will also not be implemented.

As time will be required for the Board to implement the transactions contemplated under the Subscription, for example, to identify the specific investors, to negotiate with each of them the terms of the subscription and to fulfill certain PRC legal requirements, the Board believes it is reasonable to propose that the relevant shareholders' resolution for the Subscription be valid for a 12-month period. The new A Shares and the new H Shares will be issued to the specific investors (including CSAHC and Nan Lung) within 6 months from the date of respective approvals from CSRC.

SUBSCRIPTION AGREEMENTS

In relation to and as part of the transactions contemplated under the Subscription, on 8 March 2010, (i) CSAHC entered into the A Shares Subscription Agreement with the Company, pursuant to which, CSAHC will, at the subscription price of not less than RMB5.66 per A Share, subscribe in cash for not more than 132,510,000 new A Shares; and (ii) Nan Lung entered into the H Shares Subscription Agreement with the Company, pursuant to which, Nan Lung will, at the subscription price of not less than HK$2.73 per H Share, subscribe in cash for not more than 312,500,000 new H Shares. CSAHC and Nan Lung undertake that the aggregate amount for the subscription of the new A Shares and new H Shares contributed by them shall be not less than RMB1.5 billion.

A Shares Subscription Agreement dated 8 March 2010

Parties

(1) The Company, as the issuer.

(2) CSAHC, as the subscriber.

Number of new A Shares subscribed for

CSAHC will subscribe for not more than 132,510,000 new A Shares. Such new A Shares represent approximately 1.66% of the existing issued share capital of the Company as the Latest Practicable Date. Immediately after completion of the issue of new A Shares to CSAHC under the A Shares Subscription Agreement and taking into account the 4,021,150,000 A Shares CSAHC already holds, CSAHC will hold an aggregate of 4,153,660,000 A Shares, representing approximately 41.20% of the issued share capital of the Company as enlarged by the issue of the new A Shares and new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares).

Subscription price

The subscription price shall be not less than RMB5.66 per A Share. The said minimum subscription price shall be adjusted if there is any ex-right or ex-dividend event during the period from the base date (i.e. 9 March 2010) to the date of issue. Subject to the approval by the CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents, the final subscription price will be determined by the Board pursuant to the authorisation granted by the shareholders in the shareholders' meeting, through negotiation with the sponsors (principal underwriters) with regard to the subscription levels and bid prices from the specific investors and the then market condition. Such minimum subscription price will be determined according to the principle of price priority. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The subscription price offered to CSAHC will be same as the price offered to other specific investors.

The subscription price of not less than RMB5.66 per A Share was agreed after arm's length negotiations between the parties with reference to not less than the 90% of the average trading price of RMB6.28 per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to 9 March 2010. Such minimum subscription price also represents a discount of approximately 11% as compared to the average closing price of RMB6.36 per A Share for the last 5 consecutive trading days immediately prior to the suspension of trading of A Shares on 23 February 2010.

The aggregate subscription price shall be payable in cash to the designated account of the Company (within a specified period to be notified by the Company) after the Company has notified CSAHC that the conditions precedent set out below have been satisfied.

The Board considers such minimum subscription price fair and reasonable and in the interests of the Shareholders as a whole.

Conditions precedent

The completion of the A Shares Subscription Agreement is conditional upon the satisfaction of the following conditions:

(1) the approval by the General Managers Meeting of CSAHC for the subscription of the new A Shares and the approvals by the directors of Nan Lung for the H Shares Subscription have been obtained;

(2) the approvals by the Independent Shareholders by way of special resolutions at the EGM and the Class Meetings for the Subscription; and

(3) the receipt of all the licences, authorisations, permits, consents and approvals from the relevant approval authorities for the issue of new A Shares contemplated under the A Shares Subscription Agreement and the issue of new H Shares contemplated under the H Shares Subscription Agreement.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the Subscription, the Company and CSAHC shall not be bound to proceed with the transactions contemplated under the A Shares Subscription Agreement. The A Shares Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the A Shares Subscription Agreement.

Completion

The completion of the A Shares Subscription Agreement will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares have been subscribed by CSAHC.

Transfer restrictions

CSAHC will not dispose of any of the new A Shares within a period of 36 months from the date of issue of the new A Shares.

H Shares Subscription Agreement dated 8 March 2010

Parties

(1) The Company, as the issuer.

(2) Nan Lung, a wholly-owned subsidiary of CSAHC, as the subscriber.

Number of new H Shares subscribed for

Nan Lung will subscribe for not more than 312,500,000 new H Shares. Such new H Shares represent not more than 3.91% of the existing issued share capital of the Company as the Latest Practicable Date. Immediately after completion of the issue of new H Shares to Nan Lung under the H Shares Subscription Agreement and taking into account the 726,500,000 H Shares Nan Lung already holds (directly and indirectly), Nan Lung will directly and indirectly hold an aggregate of 1,039,000,000 H Shares, representing approximately 10.30% of the issued share capital of the Company as enlarged by the issue of the new A Shares and new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares). CSAHC will directly and indirectly hold an aggregate of 5,192,660,000 Shares, representing approximately 51.50% of the issued share capital of the Company as enlarged by the issue of the new A Shares and new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares).

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

Subscription price

The subscription price shall be not less than HK$2.73 per H Share. The subscription price of not less than HK$2.73 per H Share was agreed after arm's length negotiations between the parties with reference to the average trading price of HK$2.73 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 9 March 2010. The final subscription price will be determined by the Company and Nan Lung through arm's length negotiation and with reference to the then prevailing trading price at the time of the issue.

The aggregate subscription price will be payable in cash to the designated account of the Company (within a specified period to be notified by the Company) after the Company has notified Nan Lung that the conditions precedent set out below have been satisfied.

The subscription price of not less than HK$2.73 per new H Share represents:

(a) a discount of approximately 8.39% to the closing price of HK$2.98 per H Share quoted on the Stock Exchange on 22 February 2010, being the date prior to the suspension of trading in the H Shares;

(b) a discount of approximately 2.50% to the average closing price of HK$2.80 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to 23 February 2010, being the date of suspension of trading in the H Shares; and

(c) a premium of approximately 0.37% over the average closing price of HK$2.72 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to 23 February 2010, being the date of suspension of trading in the H Shares.

The Board considers such minimum subscription price fair and reasonable and in the interests of the Shareholders as a whole.

Conditions precedent

The completion of the H Shares Subscription Agreement is conditional upon the following conditions:

(1) the approvals by the Independent Shareholders by way of special resolutions at the EGM and the Class Meetings for the Subscription have been obtained;

(2) the approvals by the directors of Nan Lung for the H Shares Subscription and the approvals by the General Managers Meeting of CSAHC for the subscription of the new A Shares have been obtained;

(3) the receipt of all the licences, authorisations, permits, consents and approvals from the relevant approval authorities for the H Shares Subscription contemplated under the H Shares Subscription Agreement and the issue of new A Shares contemplated under the A Shares Subscription Agreement; and

(4) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the Subscription, the Company and Nan Lung shall not be bound to proceed with the H Shares Subscription and the H Shares Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement.

Completion

The completion of the H Shares Subscription Agreement will take place when the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, confirms that the new H Shares have been issued to Nan Lung. The Company and Nan Lung shall attend to and complete the relevant industrial and commercial registration procedures after completion of the H Shares Subscription.

RANKING OF NEW SHARES TO BE ISSUED UNDER THE SUBSCRIPTION AND LOCK-UP PERIOD

The new A Shares to be issued pursuant to the A Shares Subscription will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that (i) for the new A Shares to be issued to CSAHC, they are subject to a lock-up period of 36 months as mentioned above; and (ii) for the new A Shares to be issued to the other specific investors, they are subject to a lock-up period of 12 months

The new H Shares to be issued pursuant to the H Shares Subscription will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares.

ADJUSTMENT TO THE SUBSCRIPTION PRICE AND THE NUMBER OF NEW A SHARES AND H SHARES TO BE SUBSCRIBED

The subscription price and the number of new A Shares and H Shares to be subscribed shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the date of the announcement (8 March 2010) to the date of issue of the new A Shares and H Shares.

Assuming the subscription price before the adjustment as P0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or placing of each Share as K, the price of the new Shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P1 (the adjustment value is reserved up to two digits after the decimal place, and rounding the last figure, and the subscription price for A Shares shall not be less than its nominal value of RMB1.00 per A Share and the subscription price for new H Shares shall not be less than its HK$ equivalent of its nominal value of RMB1.00 per H Share), then

Dividends distribution: $P_1 = P_0 - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1 + N)$;
Issue of new Shares or placing: $P_1 = (P_0 + AK)/(1 + K)$;
Combination of the three items: $P_1 = (P_0 - D + AK)/(1 + N + K)$.

The said minimum subscription price for the Subscription shall be adjusted if there is any ex-right or ex-dividend event during the period from the base date (i.e. 9 March 2010) to the date of issue. Subject to the approval by the CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents, the final subscription price will be determined by the Board pursuant to the authorisation granted by the shareholders in the shareholders' meeting, through negotiation with the sponsors (principal underwriters) with regard to the subscription levels and bid prices from the specific investors and the then market condition. Such minimum subscription price will be determined according to the principle of price priority. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The subscription price for A Shares offered to CSAHC will be same as the price offered to other specific investors.

SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the Subscription *(assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares)*

	CSAHC (A Shares)	Nan Lung (H Shares)	Public (A Shares)	Public (H Shares)	Total
Number of Shares held as at the Latest Practicable Date	4,021,150,000	726,500,000*	1,500,000,000	1,755,917,000	8,003,567,000
% to the existing total issued share capital of the Company as at the Latest Practicable Date	50.24	9.08	18.74	21.94	100%
Number of new H Shares and A Shares issued	132,510,000	312,500,000	1,634,270,000	–	2,079,280,000
Number of Shares held immediately after completion of the Subscription	4,153,660,000	1,039,000,000	3,134,270,000	1,755,917,000	10,082,847,000
% to the total issued share capital of the Company immediately after completion of the Subscription	41.20	10.30	31.09	17.41	100%

Note: The H Shares held by Nan Lung include 5,350,000 H Shares directly held by Asia Travel Investment Company Limited, an indirect wholly-owned subsidiaries of Nan Lung and CSAHC.

The principal business activity of the Company is that of civil aviation.

CSAHC is a state-owned enterprise established in the PRC. The principal activity of CSAHC is investment holding.

Nan Lung is a company incorporated in Hong Kong, and a direct wholly-owned subsidiary of CSAHC. Its principal activity is investment holding.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Company is actively seeking ways to strengthen its capital base and lessen its debt burden from time to time. The Directors have considered alternative means for the Group to raise funds other than the Subscription, such as, debt financing. However, given the current financial condition of the Group, the Directors believe that taking up further borrowings or other bank financing would increase the Group's finance costs, and, in turn, will further deteriorate the Group's financial position. Further, pursuant to the "Measures on the Administration of Issuance of Securities by Listed Companies", a company who needs to conduct "public issue" must record profits for at least the three preceding financial years. As the Company recorded loss for the financial year ended 31 December 2008, it is not qualified to carry out "public issue" exercise, such as rights issue or open offer as its fund raising means. As the controlling Shareholder are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from its controlling Shareholders and other specific investors by way of non-public issue in order to enhance the capital base of the Company. The Company will be able to raise gross proceeds of not more than RMB10.75 billion from the Subscription, if completed.

The Directors consider that the respective minimum subscription prices for A Shares and H Shares are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. The Board also believes that the Subscription will be beneficial to the Company as it can facilitate the Company to reasonably allocate and fully utilize their existing assets as well as leverage the complementary advantages of various resources, lighten the debt burden of the Company, and enhance the overall benefits of the Company. Having considered the above, the Directors consider the terms of the Subscription and the Subscription Agreements are fair and reasonable and in the best interests of the Company and the Shareholders as a whole are concerned.

RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

Save as disclosed below, the Company had not conducted any fund raising exercise in the past 12 months preceding the Latest Practicable Date.

Within the 12-month period immediately prior to the Latest Practicable Date, the Company has issued 721,150,000 new A Shares and 721,150,000 new H Shares to CSAHC and Nan Lung (which were completed on 20 August 2009 and 21 August 2009 respectively). The total proceeds of those subscriptions were approximately RMB3 billion, which had been fully used as intended to repay the principals of the bank loans of the Company as previously disclosed.

Assuming the maximum number of new A Shares and new H Shares at the respective minimum subscription prices under the Subscription will be fully subscribed, the total proceeds of the Subscription will be not more than RMB10.75 billion. After deduction of relevant expenses for the Subscription, the net total proceeds of the Subscription are

intended to be used to repay the principals of the bank loans of the Company. The remaining proceeds (if any) after repayment of the principals of the bank loans will be used as working capital of the Company.

Details on the use of proceeds from A Shares Subscription for repayment of loans are as follows:

Serial No.	Banks	Outstanding loans US$	Outstanding loans RMB	Date of maturity
1.	China Construction Bank, Urumqi Henan Road Sub-branch	–	1,000,000,000.00	2011/06/19
2.	The Export-Import Bank of China, Guangdong Province Branch	–	1,000,000,000.00	2011/08/28
3.	China Citic Bank, Guangzhou Airport Road Sub-branch	–	300,000,000.00	2011/09/23
4.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	–	100,000,000.00	2011/10/24
5.	Shanghai Pudong Development Bank, Guangzhou Baiyun Sub-branch	–	100,000,000.00	2011/12/28
6.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	500,000,000.00	2011/12/16
7.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	300,000,000.00	2011/12/23
8.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	200,000,000.00	2012/10/12
9.	China Development Bank, Guangdong Province Branch	22,000,000.00	–	2010/10/08
10.	Bank of China, Xinjiang Uyghur Autonomous Region Branch	27,100,000.00	–	2010/10/08
11.	Bank of China, Guangdong Province Branch	200,000,000.00	–	2010/10/13
12.	China Development Bank, Guangdong Province Branch	67,000,000.00	–	2010/10/14

Serial No.	Banks	Outstanding loans US$	RMB	Date of maturity
13.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	13,437,750.00	–	2010/10/27
14.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	34,674,396.49	–	2010/10/27
15.	China Development Bank, Guangdong Province Branch	35,000,000.00	–	2010/12/07
16.	China Development Bank, Guangdong Province Branch	47,000,000.00	–	2010/12/20
17.	The Export-Import Bank of China, Guangdong Province Branch	–	800,000,000.00	2010/12/25
18.	Guangzhou Rural Credit Union, Huadu Credit Union	–	300,000,000.00	2010/12/26
19.	Guangzhou Rural Credit Union, Huadu Credit Union	–	200,000,000.00	2010/12/30
20.	China Development Bank, Guangdong Province Branch	35,000,000.00	–	2011/01/03
21.	China Development Bank, Guangdong Province Branch	60,000,000.00	–	2011/01/25
22.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	–	2011/02/11
23.	China Development Bank, Guangdong Province Branch	130,000,000.00	–	2011/02/23
24.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	–	2012/01/21
25.	Bank of China, Guangdong Province Branch	150,000,000.00	–	2011/12/31
	Total	**1,221,212,146.49**	**4,800,000,000.00**	

If the proceeds being raised from the A Shares Subscription is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any

difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

Details on the use of proceeds from H Shares Subscription for repayment of loan are as follows:

Serial No.	Banks	Outstanding loan *(US$)*	Date of maturity
1	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	30,000,000.00	2010/11/2
2	China Development Bank, Guangdong Province Branch	27,000,000.00	2010/11/15
3	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/22
4	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	35,803,845.91	2010/11/25
5	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/30
	Total	**128,803,845.91**	

If the proceeds being raised from the H Shares Subscription is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

FINANCIAL IMPACT OF THE SUBSCRIPTION

The proceeds raised from the Subscription will significantly optimize the capital structure and enhance the financial position of the Group by improving its balance sheet and decreasing leverage ratios.

In addition, as the Group will use the proceeds from the Subscription to pay down its debt obligations, the capital structure and financial position of the Group would be further improved. By reducing its debt obligations, the Group would also be able to reduce its interest expenses and enhance its net income accordingly.

GENERAL INFORMATION

The issue of new A Shares and H Shares pursuant to the Subscription will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and H Shares is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings. At the EGM and the Class Meetings convened for the purpose of approving the Subscription, CSAHC, Nan Lung and their respective associates will abstain from voting.

Independently of the approval requirements mentioned above, since CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company, the issue of new A Shares to CSAHC and new H shares to Nan Lung constitute connected transactions of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders' approval requirements. Thus, the Independent Board Committee comprising the independent non-executive Directors has been formed to advise Independent H Shares Shareholders on the terms of the Subscription Agreements. China Merchants Securities, has, in accordance with the Listing Rules, been appointed to advise the Independent Board Committee and the Independent Shareholders on the same. For the purpose of Chapter 14A of the Listing Rules and in respect of the Subscription, the Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve the Subscription pursuant thereto.

WARNING: The Subscription is a possibility only. Completion of the Subscription is conditional upon the fulfillment of certain conditions as mentioned above. Accordingly, the Subscription may or may not be completed and the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

3. EGM AND CLASS MEETINGS

The EGM and the Class Meetings will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 30 April 2010 to consider and, if thought fit, approve, among other matters, the Subscription. The EGM will be held at 2:00 p.m. on Friday, 30 April 2010. The Class Meeting for holders of A Shares will be held immediately after the conclusion of the EGM and the Class Meeting for holders of H Shares will be held immediately after the conclusion of the Class Meeting for the holders of A Shares, to consider and, if thought fit, approve the Subscription. Notices of the EGM and the Class Meetings are set out on pages 39 to 62 of this circular.

Form(s) of proxy for use at the EGM and the Class Meetings is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the form(s) of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at 278 Ji Chang Road Guangzhou PRC 510405, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form(s) of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

4. CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from 31 March 2010 to 30 April 2010, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM and the Class Meetings, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 30 March 2010.

5. RECOMMENDATION OF THE BOARD

The Directors consider that the Subscription is in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders to vote in favour of the resolutions to be proposed at the EGM and the relevant Class Meetings in respect of the Subscription.

Having taken into account the advice of China Merchants Securities, the Independent Board Committee considers that the terms of the Subscription Agreements are on normal commercial terms, fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM and the relevant Class Meetings in respect of the Subscription.

6. ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 19 to 20 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and the Class Meeting and to the letter from China Merchants Securities as set out on pages 21 to 35 of this circular which contains its advice to the Independent Board Committee and the Independent H Shares Shareholders in relation to the Subscription therein.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By Order of the Board
Si Xian Min
Chairman

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

16 March 2010

To the Independent Shareholders

Dear Sir or Madam,

**CONNECTED TRANSACTION
– SUBSCRIPTION OF NEW A SHARES BY
CHINA SOUTHERN AIR HOLDING COMPANY
AND
SUBSCRIPTION OF NEW H SHARES BY
NAN LUNG HOLDING LIMITED**

We refer to a circular (the "Circular") of the Company dated 16 March 2010 of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you on whether the terms of the Subscription Agreements are on normal commercial terms and are fair and reasonable as far as the Independent Shareholders are concerned and whether the subscription contemplated under the Subscription Agreements is in the interest of the Company and the Shareholders as a whole. China Merchants Securities has been appointed as the Independent Financial Adviser to advise us and the Independent H Shares Shareholders in this regard.

We wish to draw your attention to the letter from the Board set out on pages 4 to 18 of the Circular and the letter from China Merchants Securities as set out on pages 21 to 35 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Subscription Agreements with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Having considered the terms of the Subscription Agreements and taking into account the advice and recommendation of China Merchants Securities, we are of the view that the terms of the Subscription Agreements are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
the Independent Board Committee of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Wang Zhi **Sui Guang Jun**
Gong Hua Zhang **Lam Kwong Yu**
Independent Non-executive Directors

The following is the text of a letter from China Merchants Securities for the purpose of incorporation in this circular in connection with its advice to the Independent Board Committee in respect of the Subscription.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor
One Exchange Square
Central
Hong Kong

16 March 2010

To: The Independent Board Committee of
China Southern Airlines Company Limited

Dear Sirs,

CONNECTED TRANSACTIONS IN RELATION TO THE SUBSCRIPTION OF NEW A SHARES AND NEW H SHARES

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in respect of the Subscription, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in this circular dated 16 March 2010 (the "**Circular**") issued by the Company, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

On 8 March 2010, the Board resolved to convene the EGM and the Class Meetings to approve and authorise, inter alia, the Board to (i) issue not more than 1,766,780,000 new A Shares (representing not more than 22.08% of the issued share capital of the Company as at the Latest Practicable Date) to not more than 10 specific investors (subject to the maximum number as permitted by the PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A Share (the "**A Share Subscription Price**") by way of non-public issue, and to determine the exact number of new Shares to be issued and the issue price of the new A Shares subject to the results of the price sounding-out process as required by the CSRC; and (ii) issue not more than 312,500,000 new H Shares (representing not more than 3.91% of the issued share capital of the Company as at the Latest Practicable Date) to Nan Lung, at the subscription price of not less than HK$2.73 per H Share (the "**H Share Subscription Price**") by way of non-public issue, and to determine the exact number of the new H Shares to be issued and the issue price of the new H Shares, for a 12-month period following passing the relevant resolutions at the EGM and the Class Meetings.

In relation to and as part of the transactions contemplated under the Subscription, on 8 March 2010, (i) CSAHC entered into the A Shares Subscription Agreement with the Company, pursuant to which, CSAHC will, at the A Share Subscription Price, subscribe in cash for not more than 132,510,000 new A Shares; and (ii) Nan Lung entered into the H Shares Subscription Agreement with the Company, pursuant to which, Nan Lung will, at the H Share Subscription Price, subscribe in cash for not more than 312,500,000 new H Shares. CSAHC and Nan Lung undertake that the aggregate amount for the subscription of new A Shares and new H Shares contributed by them shall be not less than RMB1.5 billion.

As at the Latest Practicable Date, CSAHC directly held 4,021,150,000 A Shares, representing approximately 50.24% of the existing issued share capital of the Company and Nan Lung directly and indirectly held 726,500,000 H Shares (including 5,350,000 H Shares directly held by Asia Travel Investment Company Limited, an indirect wholly-owned subsidiary of Nan Lung and CSAHC), representing approximately 9.08% of the existing issued share capital of the Company. Nan Lung is a wholly-owned subsidiary of CSAHC. CSAHC, by itself and through Nan Lung, owns in aggregate approximately 59.32% of the existing issued share capital of the Company.

Since CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, they are connected persons of the Company under Chapter 14A of the Listing Rules. Accordingly, the issue of the new A Shares to CSAHC and new H Shares to Nan Lung constitute connected transactions of the Company under Chapter 14A of the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

In accordance with the Articles of Association, the Listing Rules and applicable rules and regulations in the PRC, the Subscription is subject to approval of the Shareholders by way of special resolutions at EGM and Class Meetings. CSAHC, Nan Lung and their respective associates will abstain from voting at the EGM and the Class Meetings convened for the purpose of approving the Subscription.

An Independent Board Committee comprising all the Company's independent non-executive Directors, namely Messrs. Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu, has been formed to consider and advise the Independent H Shares Shareholders on whether the terms of the Subscription Agreements are on normal commercial terms, in ordinary and usual course of business of the Company, fair and reasonable so far as the Company and the Independent H Shares Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We, China Merchants Securities (HK) Co., Ltd., have been appointed as the independent financial adviser to advise the Independent Board Committee in these respects.

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular which have been considered to be complete and relevant and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided in and referred to in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the Company and the information obtained from the public domain, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group, CSAHC, Nan Lung and their respective shareholders and associates. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Subscription that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

INFORMATION OF THE GROUP, CSAHC AND NAN LUNG

The Group is principally engaged in civil aviation.

CSAHC is a state-owned enterprise established in the PRC and its principal activity is investment holding. Nan Lung is a company incorporated in Hong Kong, and a direct wholly-owned subsidiary of CSAHC. Its principal activity is investment holding.

Set out below is a summary of the Group's financial information prepared in accordance with the International Financial Reporting Standards for each of the two years ended 31 December 2008:

	For the year ended 31 December	
	2008	2007
	(Audited)	*(Audited and restated)*
In RMB million		
Total operating revenue	55,288	54,401
Operating (loss)/income	(6,538)	1,575
(Loss)/profit for the year	(4,786)	2,032
(Loss)/profit attributable to the equity Shareholders	(4,823)	1,839

	As at 31 December	
	2008	2007
	(Audited)	*(Audited and restated)*
In RMB million		
Total assets	83,042	82,006
Total liabilities	73,563	67,696
Net assets	9,479	14,310
Net assets attributable to the Shareholders	7,021	11,863

In 2008, the Group's total operating revenue was approximately RMB55,288 million, a slight increase of approximately RMB887 million or approximately 1.6% compared with the relevant figure in 2007. All of the Group's operating revenue was substantially contributed by air traffic revenue, which accounted for approximately 97.5% and 97.8% of the Group's total operating revenue in 2008 and 2007 respectively. The air traffic revenue comprised mainly (i) passenger revenue and (ii) cargo and mail revenue, which accounted for approximately 93.5% and approximately 6.5% of the Group's total air traffic revenue in 2008 respectively.

The Group recorded a profit of approximately RMB2,032 million for the year ended 31 December 2007. In 2008, the Group suffered a negative impact on its operations from global financial crisis and rising jet fuel price. The Group's operating expenses increased by approximately RMB8,811 million or approximately 16.6% from approximately RMB52,956 million in 2007 to approximately RMB61,767 million in 2008. The increase in the Group's operating expenses was mainly attributable to the increase in jet fuel cost of approximately RMB4,770 million and the recognition of an impairment loss on certain aviation assets of approximately RMB 1,775 million. As a result of the increase in the Group's operating expenses which outweighed the aforementioned growth in total operating revenue, a net loss of approximately RMB4,786 million was recorded in 2008.

Net assets of the Group decreased by approximately RMB4,831 million or approximately 33.8% from approximately RMB14,310 million as at 31 December 2007 to approximately RMB9,479 million as at 31 December 2008. The decrease was mainly attributable to the Group's loss of approximately RMB4,786 million for the year ended 31 December 2008.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion and recommendation in respect of the terms of the Subscription, we have considered the following principal factors:

I. Reasons for the Subscription

As advised by the Directors, the Company is actively seeking ways to strengthen its capital base and lessen its debt burden from time to time. The Directors have considered alternative means for the Group to raise funds other than the Subscription, such as, debt financing. However, given the current financial condition of the Group, the Directors believe that taking up further borrowings or other bank financing would increase the Group's finance costs, and, in turn, will further deteriorate the Group's financial position. Further, pursuant to the《上市公司證券發行管理辦法》(Measures on the Administration of Issuance of Securities by Listed Companies), a company who needs to conduct "public issue" must record profits for at least the three preceding financial years. As the Company recorded loss for the financial year ended 31 December 2008, it is not qualified to carry out "public issue" exercise, such as rights issue or open offer as its fund raising mean.

According to the unaudited financial statements of the Group for the nine months ended 30 September 2009 prepared in accordance with the PRC Accounting Rules and Regulations contained in third quarterly report of 2009 of the Company (the "**Third Quarterly Report**"), the Group had total assets of approximately RMB92,540 million, total liabilities of approximately RMB79,337 million and net assets attributable to the Shareholders of approximately RMB10,325 million as at 30 September 2009. The Group's gearing ratio (calculated as total liabilities divided by total assets) as at 30 September 2009 was approximately 85.73%.

Upon completion of the Subscription, the Company will receive gross proceeds of not more than RMB10.75 billion from the Subscription. After deduction of relevant expenses for the Subscription, the net total proceeds of the Subscription are intended to be used to repay the principals of the bank loans of the Company. The remaining proceeds (if any) after repayment of the principals of the bank loans will be used as working capital of the Company.

Taking into account the present financial position of the Group, we concur with the Directors' view that it is in the interests of the Company and the Shareholders as a whole to adopt equity financing by way of the Subscription which can enhance the Group's capital base and minimize the Group's finance costs.

II. Principal terms of the Subscription

(a) Principal terms of the A Shares Subscription

As stated in the Letter from the Board, the Company shall issue in aggregate not more than 1,766,780,000 new A Shares at the A Share Subscription Price. CSAHC will subscribe for not more than 132,510,000 new A Shares at the A Share Subscription Price. Such new A Shares represent approximately 1.66% of the existing issued share capital of the Company as the Latest Practicable Date. Immediately after completion of the issue of new A Shares to CSAHC under the A Shares Subscription Agreement and taking into account the 4,021,150,000 A Shares CSAHC already holds, CSAHC will hold an aggregate of 4,153,660,000 A Shares, representing approximately 41.20% of the issued share capital of the Company as enlarged by the issue of the new A Shares and the new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares).

The Company will also issue not more than 1,634,270,000 new A Shares to not more than 9 specific investors at the A Shares Subscription. It is currently expected that for the purpose of the A Shares Subscription, the specific investors yet to be identified (other than CSAHC) are securities investment fund management companies, securities investment companies, trust investment companies, financial companies, insurance institutional investors, Qualified Foreign Institutional Investors (including the proprietary trading accounts of or investment product accounts managed by the abovementioned investors), other domestic legal person investors and natural persons and are independent of the Company within the meaning of the Listing Rules.

Please refer to the paragraph headed "A Shares Subscription Agreement dated 8 March 2010" in the Letter from the Board contained in this Circular for details of the terms and structure of the A Shares Subscription.

(b) Principal terms of the H Shares Subscription

As stated in the Letter from the Board, Nan Lung will subscribe for not more than 312,500,000 new H Shares. Such new H Shares represented not more than 3.91% of the existing issued share capital of the Company as the Latest Practicable Date. Immediately after completion of the issue of new H Shares to Nan Lung under the H Shares Subscription Agreement and taking into account the 726,500,000 H Shares Nan Lung already holds (directly and indirectly), Nan Lung will directly and indirectly hold an aggregate of 1,039,000,000 H Shares, representing approximately 10.30% of the issued share capital of the Company as enlarged by the issue of the new A Shares and the new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of the Shares). CSAHC will directly and indirectly hold an aggregate of 5,192,660,000 Shares, representing approximately 51.50% of the issued share capital of the Company as enlarged by the issue of the new A Shares and the new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares).

Please refer to the paragraph headed "H Shares Subscription Agreement dated 8 March 2010" in the Letter from the Board contained in this Circular for details of the terms and structure of the H Shares Subscription.

(c) Adjustment to the subscription price and the number of new A Shares and H Shares to be subscribed

The subscription price and number of new A Shares and H Shares to be subscribed shall be adjusted according to the formula as set out in the section headed "Adjustment to the subscription price and the number of new A Shares and new H Shares to be subscribed" in the Letter from the Board in case of ex-rights or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the date of the announcement (8 March 2010) to the date of issue of the new A Shares and H Shares.

(d) Terms of the Subscription

As time will be required for the Board to implement the transactions contemplated under the Subscription, for example, to identify the specific investors, to negotiate with each of them about the terms of the subscription and to fulfill certain PRC legal requirements, the relevant shareholders' resolutions for the Subscription are proposed to be valid for a 12-month period. The new A Shares and the new H Shares will be issued to the specific investors (including CSAHC and Nan Lung) within six months from the date of respective approvals from the CSRC.

(e) Conditionality between the A Shares Subscription and the H Shares Subscription

The A Shares Subscription and the H Shares Subscription are inter-conditional with each other. If either the A Shares Subscription or the H Shares Subscription is not approved by the CSRC, the other will also not be implemented.

III. The Subscription prices

(a) The A Share Subscription Price

The A Share Subscription Price shall be not less than RMB5.66 per A Share. The said minimum subscription price shall be adjusted if there is any ex-right or ex-dividend event during the period from the base date (i.e. 9 March 2010) to the date of issue. Subject to the approval by the CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents, the final subscription price will be determined by the Board pursuant to the authorisation granted by the Shareholders in the Shareholders' meeting, through negotiation with the sponsors (principal underwriters) with regard to the subscription levels and bid prices from the specific investors and the then market condition. Such minimum subscription price will be determined according to the principle of price priority. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The A Share Subscription Price offered to CSAHC will be same as the price offered to other specific investors.

The A Share Subscription Price was agreed after arm's length negotiations between the parties with reference to not less than the 90% of the average trading price of RMB6.28 per A Share as quoted on the Shanghai Stock Exchange for the 20 trading days immediately prior to 9 March 2010.

The minimum A Share Subscription Price represents:

(i) a discount of approximately 14.50% to the closing price of RMB 6.62 per A Share as quoted on the Shanghai Stock Exchange on 22 February 2010 (the "**A Share Last Trading Day**"), the last trading day immediately prior to the suspension of trading in A Shares on 23 February 2010;

(ii) a discount of approximately 11.00% to the average of the closing prices of RMB6.36 per A Share as quoted on the Shanghai Stock Exchange for the five consecutive trading days up to and including the A Share Last Trading Day;

(iii) a discount of approximately 9.87% to the average of the closing prices of RMB6.28 per A Share as quoted on the Shanghai Stock Exchange for the ten consecutive trading days up to and including the A Share Last Trading Day;

(iv) a discount of approximately 9.00% (the "**A Share 20-day Discount**") to the average of the closing prices of RMB6.22 per A Share as quoted on the Shanghai Stock Exchange for the 20 consecutive trading days up to and including the A Share Last Trading Day; and

(v) a premium of approximately 338.76% over the net assets per Share attributable to the Shareholders of RMB1.29 (equivalent to HK$1.47) per Share as at 30 September 2009.

In assessing the A Share Subscription Price, we have attempted to select the companies whose share subscriptions are comparable to the A Shares Subscription based on the criteria that those companies (i) are state-owned public aviation transportation enterprises in the PRC whose A shares are listed on the stock exchanges in the PRC; and (ii) issued or proposed to issue additional new A shares during the past twelve months up to the Latest Practicable Date. Based on our research of the published information, we have identified three companies, being China Eastern Airlines Corporation Limited ("**CEA**") (stock code: 600115), Air China Limited ("**ACL**") (stock code: 601111), and Hainan Airlines Co., Ltd. (stock code: 600221) ("**Hainan Airlines**") (collectively, the "**A Share Comparable Companies**"), and all of which meet our criteria for comparison purpose.

The following table summarises the discounts represented by the subscription price of the relevant A shares to the average of the closing prices for the last 20 consecutive trading days immediately prior to the suspension of trading in the relevant A shares (the "**A Share 20-day Period**") under each of the relevant issues of new A shares:

	Last trading day immediately prior to suspension of trading in the relevant A shares	**Discount** *(%)*
CEA	5 June 2009	9.87 *(Note 1)*
ACL	25 February 2010	9.88
Hainan Airlines	18 May 2009	9.35 *(Note 2)*
The A Shares Subscription	22 February 2010	9.00

Source: Bloomberg and the Shanghai Stock Exchange's website

Notes:

1. The discount is determined based on the actual subscription price of RMB4.75 per A share under CEA's new A shares subscription as disclosed in the announcement of CEA.

2. The discount is determined based on the actual subscription price of RMB5.04 per A share under Hainan's new A shares subscription as disclosed in the announcements of Hainan Airlines.

As shown in the table above, we note that the discounts represented by the subscription price of the relevant A shares to the average closing price for the A Share 20-day Period for the A Share Comparable Companies ranged between approximately 9.35% to 9.88%, and the A Share 20-day Discount of approximately 9.00% is lower than those of the A Share Comparable Companies.

In addition to the above comparable analysis, as advised by the Directors, the basis in determining the A Share Subscription Price has been determined in compliance with the requirements of《上市公司證券發行管理辦法》(Measures on the Administration of Issuance of Securities by Listed Companies) and《上市公司非公開發行股票實施細則》(Regulations on the Implementation of Non-public Issue of Shares of Listed Companies) (collectively, the "**Measures**") promulgated by the CSRC, which require the A Share Subscription Price to be not less than 90% of the average trading price of A Shares during the period of 20 trading days prior to the price determination date, which was on 9 March 2010.

We also note from the relevant published documents of the A Share Comparable Companies in respect of the relevant A share subscriptions that they all adopted the same basis which had been in compliance with the requirements of the Measures for determining the relevant A share issue prices.

Given that (i) the A Share Subscription Price is determined in compliance with the requirements of the Measures, which is to be not less than 90% of the average trading prices of A Share during the period of 20 trading days prior to the price determination date, (ii) the A Share 20-day Discount is lower than those of the A Share Comparable Companies and (iii) CSAHC will not participate in any price auction process and accept the result of the price bidding process, we have no reason to doubt the fairness and appropriateness of the basis in determining the A Share Subscription Price.

(b) The H Share Subscription Price

The H Share Subscription Price shall be not less than HK$2.73 per H Share and was agreed after arm's length negotiations between the parties with reference to the average trading price of H Share as quoted on the Stock Exchange for the 20 trading days immediately prior to 9 March 2010. The final subscription price will be determined by the Company and Nan Lung through arm's length negotiations and with reference to the then prevailing trading price at the time of the issue.

The minimum H Share Subscription Price represents:

(i) a discount of approximately 8.39% (the "**H Share Last Trading Day Discount**") to the closing price of HK$2.98 per H Share as quoted on the Stock Exchange on 22 February 2010 (the "**H Share Last Trading Day**"), being the last trading day prior to the suspension of trading in H Shares on 23 February 2010;

(ii) a discount of approximately 2.50% (the "**H Share 5-Day Discount**") to the average of the closing prices of HK$2.80 per H Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the H Share Last Trading Day;

(iii) a premium of approximately 0.37% over the average of the closing prices of HK$2.72 per H Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including the H Share Last Trading Day;

(iv) a premium of approximately 1.49% (the "**H Share 20-day Premium**") over the average of the closing prices of HK$2.69 per H Share as quoted on the Stock Exchange for the last 20 consecutive trading days up to and including the H Share Last Trading Day; and

(v) a premium of approximately 85.71% over the net assets per Share attributable to the Shareholders of HK$1.47 (equivalent to RMB1.29) per Share as at 30 September 2009.

In assessing the H Share Subscription Price, we have attempted to select companies that are comparable to the Company based on the criteria that those companies (i) are state-owned public aviation transportation enterprises in the PRC whose H shares are listed on the Stock Exchange; and (ii) issued or proposed to issue additional new H shares during the past twelve months up to the Latest Practicable Date. Based on our research of the published information, we have identified two companies, being CEA (stock code: 670) and ACL (stock code: 753) (the "**H Share Comparable Companies**"), those meet our criteria for comparison purpose.

The table below summarises the premiums or discounts represented by the subscription price of the relevant H shares under each of the relevant issues of new H shares over the relevant closing prices:

	Subscription of CEA's new H shares *(Note)*	Subscription of ACL's new H shares	The H Shares Subscription
Date/Period			
Last trading day immediately prior to suspension of trading in the relevant H shares	5 June 2009	25 February 2010	**22 February 2010**
	Premium/ (discount) represented by the issue price (%)		
Closing price on the last trading date immediately prior to the suspension of trading in the relevant H shares	(10.34)	(2.22)	**(8.39)**
Average closing price for the last 5 consecutive trading days prior to the suspension of trading in the relevant H shares	(11.36)	(2.50)	**(2.50)**
Average closing price for the last 10 consecutive trading days prior to the suspension of trading in the relevant H shares (the "**H Share 10-day Period Comparison**")	(5.45)	(2.07)	**0.37**
Average closing price for the last 20 consecutive trading days prior to the suspension of trading in the relevant H shares	1.96	(0.60)	**1.49**

Source: Bloomberg and the Stock Exchange's website

Note: The premium or discount is determined based on the actual subscription price of RMB1.56 per H share under CEA's new H shares subscription as disclosed in the announcement of CEA.

As shown in the table above, we note that the H Share Last Trading Day Discount, the H Share 5-day Discount, and the H Share 20-day Premium fall within the range of those of the Comparable Companies. In addition, the H Share Subscription Price represented a small premium in the H Share 10-day Period Comparison whilst the relevant issue price of each of the H Share Comparable Companies represented discounts in the H Share 10-day Period Comparison.

In order to further assess the fairness and reasonableness in determining the H Share Subscription Price, we have reviewed the H Share historical price performance between 9 March 2009 and 8 March 2010, being the date of the H Shares Subscription Agreement (the "**Period**").

The chart below illustrates the historical daily closing price per H Share and the Hang Seng Index (the "**HSI**") as quoted on the Stock Exchange during the Period. We consider that the duration of the Period, which commenced approximately twelve months prior to 8 March 2010, provides sufficient data for us to analyse the historical price performance of the H Shares while avoiding any possible distortion to the results of the analysis caused by short-term market volatility.

Historical price performance of the H Shares and movement of the HSI during the Period


HK$/H Share
HSI
3.50
3.00
2.50
2.00
1.50
1.00
0.50
25,000
20,000
15,000
10,000
5,000
HSI
The Company
10/3/2009
15/4/2009
20/5/2009
24/6/2009
30/7/2009
1/9/2009
6/10/2009
10/11/2009
14/12/2009
19/1/2010
24/2/2010

Source: Bloomberg

Note: Trading in the H Shares on the Stock Exchange was suspended during the period from 23 February 2010 to 8 March 2010.

As shown in the above chart, the closing price of the H Shares showed an upward trend. The highest closing price and the lowest closing price during the Period were HK$2.99 per H Share and HK$1.16 per H Share respectively.

We have compared the historical performance of the H Share price with that of the HSI, which in our view has broadly resembled the performance of the equity market in Hong Kong. During the Period, the Hong Kong equity market has progressively gathered its momentum. As shown in the diagram above, the movement of the H Share price was largely in line with that of the HSI during the Period.

After reviewing the H Share price movement during the Period, we notice that the H Share Subscription Price lies towards the upper range of the H Share prices during the Period, in particular, prior to the release of the announcement in relation to the Subscription. Having considered the above factors, we are of the view that the basis in determining the H Share Subscription Price is fair and reasonable.

IV. Ranking of new Shares to be issued under the Subscription and lock-up period

The new A Shares to be issued pursuant to the A Shares Subscription will rank, upon issued, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that (i) for the new A Shares to be issued to CSAHC, they are subject to a lock-up period of 36 months; and (ii) for the new A Shares to be issued to the other specific investors, they are subject to a lock-up period of 12 months.

The new H Shares to be issued pursuant to the H Shares Subscription will rank, upon issued, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares.

V. Possible financial effects of the Subscription

Assuming the maximum number of new A Shares and new H Shares will be fully subscribed at the respective minimum subscription prices under the Subscription, the total proceeds of the Subscription will be not more than RMB10.75 billion before deduction of expenses. Set out below is the analysis of the possible financial effects of the Subscription on the Group's financial positions upon completion of the Subscription:

(i) Net assets attributable to the Shareholders

According to the Third Quarterly Report, the Group had unaudited net assets attributable to the Shareholders of approximately RMB10.325 billion as at 30 September 2009, representing RMB1.29 per Share. With the injection of the proceeds from the Subscription of not more than RMB10.75 billion in cash which will be used to repay the principals of the bank loans of the Company, the net assets attributable to the Shareholders and the net assets per Share attributable to the Shareholders will be enhanced by the net proceeds upon completion of the Subscription.

(ii) Gearing ratio

According to the Third Quarterly Report, the Group's gearing ratio (calculated as total liabilities divided by total assets) was approximately 85.73% as at 30 September 2009. Upon completion of the Subscription, the Group's total assets would be enhanced by the total proceeds of approximately RMB10.75 billion. Accordingly, the gearing ratio would be improved upon completion of the Subscription.

In view of the above positive financial effects to the Group, we consider that the Subscription is in the interests of the Company and the Independent H Shares Shareholders as a whole given the capital injection will significantly optimize the capital structure and enhance the financial positions of the Group by improving its balance sheet and decreasing its gearing ratio.

VI. Dilution effect on shareholding of the Company

Assuming the maximum number of new A Shares and new H Shares will be fully subscribed, the Company will issue (i) 1,766,780,000 new A Shares to not more than 10 specific investors including CSAHC; and (ii) 312,500,000 new H Shares to Nan Lung upon completion of the Subscription. Assuming no other Shares has been issued after the date of the Latest Practicable Date until completion of the Subscription, it is anticipated that the shareholding structure of the Company will be as follows:

		As at the Latest Practicable Date		**Upon completion of the Subscription**	
		No. of Shares	*%*	*No. of Shares*	*%*
CSAHC	– A Shares	4,021,150,000	50.24	4,153,660,000	41.20
Nan Lung *(Note)*	– H Shares	726,500,000	9.08	1,039,000,000	10.30
Subtotal		***4,747,650,000***	***59.32***	***5,192,660,000***	***51.50***
Public	– A Shares	1,500,000,000	18.74	3,134,270,000	31.09
	– H Shares	1,755,917,000	21.94	1,755,917,000	17.41
Subtotal		***3,255,917,000***	***40.68***	***4,890,187,000***	***48.50***
Total		**8,003,567,000**	**100.00**	**10,082,847,000**	**100.00**

Note: The balance includes 5,350,000 H Shares directly held by Asia Travel Investment Company Limited, an indirect wholly-owned subsidiary of Nan Lung and CSAHC.

As illustrated in the table above, CSAHC's A Shares shareholding in the Company will decrease from approximately 50.24% to approximately 41.20%, whereas Nan Lung's shareholding in the Company will increase from approximately 9.08% to approximately 10.30% immediately upon completion of the Subscription. At the same time, the shareholding of the public A Share Shareholders will increase from approximately 18.74% to approximately 31.09% whilst the shareholding of the public H Share Shareholders will be diluted from approximately 21.94% to approximately 17.41% upon completion of the Subscription. Having considered that the interest of the public H Share Shareholders in the Company will only be slightly diluted and the net assets per Share attributable to the Shareholders will increase upon completion of the Subscription, we concur with the Directors' view that the dilution effect on the shareholding interest of the public H Share Shareholders arising from the Subscription is acceptable.

RECOMMENDATION

Having considered the above principal reasons and factors, we concur with the Directors' view that the terms of the Subscription Agreements are (i) on normal commercial terms which are fair and reasonable so far as the Company and the Independent H Shares Shareholders as a whole are concerned; (ii) in ordinary and usual course of business of the Company; and (iii) in the interests of the Company and its Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the Independent H Shares Shareholders to vote in favour of the special resolutions in respect of the Subscription to be proposed at the EGM and the Class Meetings.

Your faithfully,
For and on behalf of
China Merchants Securities (HK) Co., Ltd.

Ronald T.L. Wan	**Christine Au**
Managing Director	*Executive Director*
Investment Banking Department	*Investment Banking Department*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or supervisors of the Company in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of

the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Capacity	Type of Share	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAHC *(Note 1)*	Beneficial owner	A Share	4,021,150,000 (L)	72.83%	–	50.24%
	Interest in controlled corporation	H Share	726,500,000 (L)	–	29.27%	9.08%
		total	*4,747,650,000 (L)*	–	–	*59.32%*
Nan Lung *(Note 1)*	Beneficial owner	H Share	726,500,000 (L)	–	29.27%	9.08%

Note: CSAHC was deemed to be interested in an aggregate of 726,500,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 5,350,000 H Shares were directly held by Asia Travel Investment Company Limited (representing approximately 0.22% of its then total issued H Shares) and 721,150,000 H Shares were directly held by Nan Lung (representing approximately 29.05% of its then total issued H Shares). As Asia Travel Investment Company Limited is also an indirect wholly-owned subsidiaries of Nan Lung, thus Nan Lung was also deemed to be interested in the 5,350,000 H Shares held by Asia Travel Investment Company Limited.

As at the Latest Practicable Date, Si Xian Min, Li Wen Xin, Wang Quan Hua and Liu Bao Heng were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and supervisors of the Company, no other person (other than the Directors, chief executive or supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December 2008, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse changes in the financial or trading position of the Group since 31 December 2008, the date to which the latest published audited consolidated accounts of the Group were made up.

7. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
China Merchants Securities	a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, China Merchants Securities had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, China Merchants Securities was not interested, directly or indirectly, in any assets which had since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

China Merchants Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

8. DOCUMENTS AVAILABLE FOR INSPECTION

The Subscription Agreements will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 30 April 2010.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the following meetings of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 30 April 2010:

(1) the extraordinary general meeting ("**EGM**") will be held at 2:00 p.m. or any adjournment thereof;

(2) the class meeting for holders of A shares ("**A Shares**") of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(3) the class meeting for holders of H Shares ("**H Shares**") of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

These meetings are to be held for the following purposes (unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 16 March 2010 (the "Circular") relating to, among other things, the Subscription):

EGM

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1. "**THAT**, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by the Company be and is hereby considered and approved."

2 "**THAT** each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1 Types of Shares to be issued and the par value

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to the targeted subscribers within six months from the date of approval by CSRC.

The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issue of A Shares and H Shares will be conducted separately.

Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

The Company has entered into a conditional "Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited" with China Southern Air Holding Company ("CSAHC") on 8 March 2010 and a conditional "Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited" with Nan Lung Holding Limited ("Nan Lung") on 8 March 2010.

2.3 Targeted subscribers and their relationship with the Company

The targeted subscribers for the non-public issue of A Shares shall not be more than 10 (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance), including CSAHC (the controlling shareholder of the Company), securities investment fund management companies, securities investment companies, trust investment companies, financial companies, insurance institutional investors, Qualified Foreign Institutional Investors (including the proprietary trading accounts of or investment product accounts managed by the abovementioned investors), other domestic legal person investors and natural persons. The targeted subscribers shall be subject to the requirements under the applicable laws and regulations. The final identified targeted subscribers shall be subject to the approval by CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents. The targeted subscribers will be determined with regard to the subscription levels and bid prices from the targeted subscriber and the then market condition and will be determined according to the principle of price priority. Fund management companies holding Shares in various investment accounts will be regarded as one subscriber.

The final identified targeted subscribers shall subscribe the A Shares under the non-public issue of A Shares in cash at the same subscription prices. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The issue price for A Shares offered to CSAHC will be same as the price offered to other specific investors.

The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 Price determination date

The price determination date of the non-public issue of A Shares and the non public issue of H Shares was the date of publishing the announcement of the board resolution, which is 9 March 2010.

2.5 Issue price

The minimum issue price per A Share is RMB5.66, which is not less than 90% of the average trading prices of A Shares for the twenty trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

Subject to the approval by CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents, the final issue price will be determined by the Board pursuant to the authorisation granted by the shareholders in the shareholders' meeting, through negotiation with the sponsors (principal underwriters) with regard to the subscription levels and bid prices from the specific investors and the then market condition. Such minimum issue price will be determined according to the principle of price priority. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The issue price for A Shares offered to CSAHC will be same as the price offered to other specific investors.

The minimum issue price per H Share is HK$2.73, which is not less than the average trading price of HK$2.73 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to the base date (i.e. 9 March 2010) and not less than the par value of the H Shares, and is therefore in compliance with the provisions of the "Companies Law of the PRC".

The said minimum issue prices shall be adjusted if there is any ex-right or ex-dividend event during the period from the price determination date (i.e. 9 March 2010) to the date of issue.

2.6 *Number of Shares to be issued and Issue Scale*

The total number of Shares to be issued under the Subscription shall be not more than 2,079,280,000 Shares, of which the total number of A Shares to be issued under the non-public issue of A Shares shall be not more than 1,766,780,000 A Shares and the total number of H Shares to be issued under the non-public issue of H Shares shall be no more than 312,500,000 Shares.

The aggregate funding to be raised from the non-public issue of A Shares and the non-public issue of H Shares will not exceed RMB10.75 billion.

CSAHC and Nan Lung undertake that the aggregate amount for the subscription of the new A Shares and new H Shares contributed by them shall be not less than RMB1.5 billion, of which CSAHC shall subscribe for not less than 132,510,000 A Shares in cash and Nan Lung shall subscribe for not less than 312,500,000 H Shares in cash.

2.7 *Adjustment to the number of Shares to be issued and the issue price*

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or placing of each share as K, the price of the new Shares or rights issue as A, distribution of dividends for each share as D, the issue price after the adjustment as P1 (the adjustment value is reserved up to two digits after the decimal place, and rounding the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_o - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_o/(1 + N)$;
Issue of new shares or placing: $P_1 = (P_o + AK)/(1 + K)$;
Combination of the three items: $P_1 = (P_o - D + AK)/(1 + N + K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 *Lock-up period*

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue.

The other targeted investors shall not sell the newly issued A Shares for a period of 12 months from the date of such issue.

2.9 Place of listing

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 Use of proceeds

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans as follows:

Serial No.	Banks	Outstanding loans US$	Outstanding loans RMB	Date of maturity
1.	China Construction Bank, Urumqi Henan Road Sub-branch	–	1,000,000,000.00	2011/06/19
2.	The Export-Import Bank of China, Guangdong Province Branch	–	1,000,000,000.00	2011/08/28
3.	China Citic Bank, Guangzhou Airport Road Sub-branch	–	300,000,000.00	2011/09/23
4.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	–	100,000,000.00	2011/10/24
5.	Shanghai Pudong Development Bank, Guangzhou Baiyun Sub-branch	–	100,000,000.00	2011/12/28
6.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	500,000,000.00	2011/12/16
7.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	300,000,000.00	2011/12/23
8.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	200,000,000.00	2012/10/12
9.	China Development Bank, Guangdong Province Branch	22,000,000.00	–	2010/10/08

Serial No.	Banks	Outstanding loans *US$*	*RMB*	Date of maturity
10.	Bank of China, Xinjiang Uyghur Autonomous Region Branch	27,100,000.00	–	2010/10/08
11.	Bank of China, Guangdong Province Branch	200,000,000.00	–	2010/10/13
12.	China Development Bank, Guangdong Province Branch	67,000,000.00	–	2010/10/14
13.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	13,437,750.00	–	2010/10/27
14.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	34,674,396.49	–	2010/10/27
15.	China Development Bank, Guangdong Province Branch	35,000,000.00	–	2010/12/07
16.	China Development Bank, Guangdong Province Branch	47,000,000.00	–	2010/12/20
17.	The Export-Import Bank of China, Guangdong Province Branch	–	800,000,000.00	2010/12/25
18.	Guangzhou Rural Credit Union, Huadu Credit Union	–	300,000,000.00	2010/12/26
19.	Guangzhou Rural Credit Union, Huadu Credit Union	–	200,000,000.00	2010/12/30
20.	China Development Bank, Guangdong Province Branch	35,000,000.00	–	2011/01/03
21.	China Development Bank, Guangdong Province Branch	60,000,000.00	–	2011/01/25
22.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	–	2011/02/11

Serial No.	Banks	Outstanding loans *US$*	*RMB*	Date of maturity
23.	China Development Bank, Guangdong Province Branch	130,000,000.00	–	2011/02/23
24.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	–	2012/01/21
25.	Bank of China, Guangdong Province Branch	150,000,000.00	–	2011/12/31
	Total	**1,221,212,146.49**	**4,800,000,000.00**	

If the proceeds being raised from the non-public issue of A Shares is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans as follows:

Serial No.	Banks	Outstanding loan *(US$)*	Date of Maturity
1	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	30,000,000.00	2010/11/2
2	China Development Bank, Guangdong Province Branch	27,000,000.00	2010/11/15
3	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/22
4	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	35,803,845.91	2010/11/25
5	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/30
	Total	**128,803,845.91**	

If the proceeds being raised from the non-public issue of H Shares is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

2.11 The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are inter-conditional with each other. If either the non-public issue of A Shares or the non-public issue of H Shares is not approved by CSRC, the implementation of the other will also be terminated.

2.12 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A Shares.

The Company's undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing Shareholders of the Company after the non-public issue of H Shares.

2.13 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.14 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval at the EGM, the class meeting for holders of A Shares and the class meeting for holders of H Shares.

3. "**THAT** "Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited" and "Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited", copies of which are tabled at the EGM and marked "A" and initialed by the Chairman for identification purpose, be considered and approved."

4. "**THAT** any Director be and is hereby authorised to make appropriate and necessary amendments to the relevant provisions of the Articles of Association in order to reflect the changes in the registered capital and shareholding structure of the Company as a result of the Subscription and execute all such documents and/or do

all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company in respect of the amendments to the Articles of Association pursuant to the results of the Subscription and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities)."

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

5. "**THAT**, the "Explanation on the use of funds raised in previous fund raising exercise", a copy of which is tabled at the EGM and marked "B" and initialed by the Chairman for identification purpose, be and is hereby considered and approved."

6. "**THAT**, the "Feasibility study report on the funds raised from the non-public issue of A Shares of China Southern Airlines Company Limited", a copy of which is tabled at the EGM and marked "C" and initialed by the Chairman for identification purpose, be and is hereby considered and approved."

7. "**THAT**, the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC and Nan Lung be and is hereby considered and approved."

8. "**THAT**, the Board be and is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares."

MEETING FOR HOLDERS OF A SHARES

To consider and, if thought fit, approve the following resolutions:

AS SPECIAL RESOLUTIONS

1. "**THAT**, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by the Company be and is hereby considered and approved."

2 "**THAT** each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1 Types of Shares to be issued and the par value

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to the targeted subscribers within six months from the date of approval by CSRC.

The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issue of A Shares and H Shares will be conducted separately.

Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

The Company has entered into a conditional "Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited" with China Southern Air Holding Company ("CSAHC") on 8 March 2010 and a conditional "Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited" with Nan Lung Holding Limited ("Nan Lung") on 8 March 2010.

2.3 Targeted subscribers and their relationship with the Company

The targeted subscribers for the non-public issue of A Shares shall not be more than 10 (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance), including CSAHC (the controlling shareholder of the Company), securities investment fund management companies, securities investment companies, trust investment companies, financial companies, insurance institutional investors, Qualified Foreign Institutional Investors (including the proprietary trading accounts of or investment product accounts managed by the abovementioned investors), other domestic legal person investors and natural persons. The targeted subscribers shall be subject to the requirements under the applicable laws and regulations. The final identified targeted subscribers shall be subject to the approval by CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents. The targeted subscribers will be determined with regard to the subscription levels and bid prices from the targeted subscriber and the then market condition and will be determined according to the principle of price priority. Fund management companies holding Shares in various investment accounts will be regarded as one subscriber. The final identified targeted subscribers shall subscribe the A Shares under the non-public issue of A Shares in cash at the same subscription prices. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The issue price for A Shares offered to CSAHC will be same as the price offered to other specific investors.

The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 Price determination date

The price determination date of the non-public issue of A Shares and the non public issue of H Shares was the date of publishing the announcement of the board resolution, which is 9 March 2010.

2.5 Issue price

The minimum issue price per A Share is RMB5.66, which is not less than 90% of the average trading prices of A Shares for the twenty trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

Subject to the approval by CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents, the final issue price will be determined by the Board pursuant to the authorisation granted by the shareholders in the shareholders' meeting, through negotiation with the sponsors (principal underwriters) with regard to the subscription levels and bid prices from the specific investors and the then market condition. Such minimum issue price will be determined according to the principle of price priority. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The issue price for A Shares offered to CSAHC will be same as the price offered to other specific investors.

The minimum issue price per H Share is HK$2.73, which is not less than the average trading price of HK$2.73 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to the base date (i.e. 9 March 2010) and not less than the par value of the H Shares, and is therefore in compliance with the provisions of the "Companies Law of the PRC".

The said minimum issue prices shall be adjusted if there is any ex-right or ex-dividend event during the period from the price determination date (i.e. 9 March 2010) to the date of issue.

2.6 Number of Shares to be issued and Issue Scale

The total number of Shares to be issued under the Subscription shall be not more than 2,079,280,000 Shares, of which the total number of A Shares to be issued under the non-public issue of A Shares shall be not more than 1,766,780,000 A Shares and the total number of H Shares to be issued under the non-public issue of H Shares shall be no more than 312,500,000 Shares.

The aggregate funding to be raised from the non-public issue of A Shares and the non-public issue of H Shares will not exceed RMB10.75 billion.

CSAHC and Nan Lung undertake that the aggregate amount for the subscription of the new A Shares and new H Shares contributed by them shall be not less than RMB1.5 billion, of which CSAHC shall subscribe for not less than 132,510,000 A Shares in cash and Nan Lung shall subscribe for not less than 312,500,000 H Shares in cash.

2.7 Adjustment to the number of Shares to be issued and the issue price

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or placing of each share as K, the price of the new Shares or rights issue as A, distribution of dividends for each share as D, the issue price after the adjustment as P1 (the adjustment value is reserved up to two digits after the decimal place, and rounding the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_o - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_o/(1 + N)$;
Issue of new shares or placing: $P_1 = (P_o + AK)/(1 + K)$;
Combination of the three items: $P_1 = (P_o - D + AK)/(1 + N + K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 Lock-up period

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue.

The other targeted investors shall not sell the newly issued A Shares for a period of 12 months from the date of such issue.

2.9 Place of listing

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 Use of proceeds

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans as follows:

Serial No.	Banks	Outstanding loans US$	RMB	Date of maturity
1.	China Construction Bank, Urumqi Henan Road Sub-branch	–	1,000,000,000.00	2011/06/19
2.	The Export-Import Bank of China, Guangdong Province Branch	–	1,000,000,000.00	2011/08/28
3.	China Citic Bank, Guangzhou Airport Road Sub-branch	–	300,000,000.00	2011/09/23
4.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	–	100,000,000.00	2011/10/24
5.	Shanghai Pudong Development Bank, Guangzhou Baiyun Sub-branch	–	100,000,000.00	2011/12/28
6.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	500,000,000.00	2011/12/16
7.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	300,000,000.00	2011/12/23
8.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	200,000,000.00	2012/10/12
9.	China Development Bank, Guangdong Province Branch	22,000,000.00	–	2010/10/08
10.	Bank of China, Xinjiang Uyghur Autonomous Region Branch	27,100,000.00	–	2010/10/08
11.	Bank of China, Guangdong Province Branch	200,000,000.00	–	2010/10/13
12.	China Development Bank, Guangdong Province Branch	67,000,000.00	–	2010/10/14

Serial No.	Banks	Outstanding loans *US$*	*RMB*	Date of maturity
13.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	13,437,750.00	–	2010/10/27
14.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	34,674,396.49	–	2010/10/27
15.	China Development Bank, Guangdong Province Branch	35,000,000.00	–	2010/12/07
16.	China Development Bank, Guangdong Province Branch	47,000,000.00	–	2010/12/20
17.	The Export-Import Bank of China, Guangdong Province Branch	–	800,000,000.00	2010/12/25
18.	Guangzhou Rural Credit Union, Huadu Credit Union	–	300,000,000.00	2010/12/26
19.	Guangzhou Rural Credit Union, Huadu Credit Union	–	200,000,000.00	2010/12/30
20.	China Development Bank, Guangdong Province Branch	35,000,000.00	–	2011/01/03
21.	China Development Bank, Guangdong Province Branch	60,000,000.00	–	2011/01/25
22.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	–	2011/02/11
23.	China Development Bank, Guangdong Province Branch	130,000,000.00	–	2011/02/23
24.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	–	2012/01/21
25.	Bank of China, Guangdong Province Branch	150,000,000.00	–	2011/12/31
	Total	**1,221,212,146.49**	**4,800,000,000.00**	

If the proceeds being raised from the non-public issue of A Shares is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans as follows:

Serial No.	Banks	Outstanding loan *(US$)*	Date of maturity
1	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	30,000,000.00	2010/11/2
2	China Development Bank, Guangdong Province Branch	27,000,000.00	2010/11/15
3	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/22
4	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	35,803,845.91	2010/11/25
5	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/30
	Total	**128,803,845.91**	

If the proceeds being raised from the non-public issue of H Shares is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

2.11 The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are inter-conditional with each other. If either the non-public issue of A Shares or the non-public issue of H Shares is not approved by CSRC, the implementation of the other will also be terminated.

2.12 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A Shares.

The Company's undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing Shareholders of the Company after the non-public issue of H Shares.

2.13 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.14 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval at the EGM, the class meeting for holders of A Shares and the class meeting for holders of H Shares.

3. "**THAT** "Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited" and "Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited", copies of which are tabled at the EGM and marked "A" and initialed by the Chairman for identification purpose, be considered and approved."

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolutions:

AS SPECIAL RESOLUTIONS

1. "**THAT**, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by the Company be and is hereby considered and approved."

2 "**THAT** each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1 Types of Shares to be issued and the par value

Domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

Overseas listed foreign shares (H Shares) with par value of RMB1.00 each.

2.2 Issue mechanism and subscription method

The A Shares will be issued by way of non-public issue to the targeted subscribers within six months from the date of approval by CSRC.

The H Shares will be issued by way of non-public issue to a targeted subscriber within six months from the date of approval by CSRC.

The non-public issue of A Shares and H Shares will be conducted separately.

Both non-public issued A Shares and non-public issued H Shares are to be subscribed in cash.

The Company has entered into a conditional "Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited" with China Southern Air Holding Company ("CSAHC") on 8 March 2010 and a conditional "Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited" with Nan Lung Holding Limited ("Nan Lung") on 8 March 2010.

2.3 Targeted subscribers and their relationship with the Company

The targeted subscribers for the non-public issue of A Shares shall not be more than 10 (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance), including CSAHC (the controlling shareholder of the Company), securities investment fund management companies, securities investment companies, trust investment companies, financial companies, insurance institutional investors, Qualified Foreign Institutional Investors (including the proprietary trading accounts of or investment product accounts managed by the abovementioned investors), other domestic legal person investors and natural persons. The targeted subscribers shall be subject to the requirements under the applicable laws and regulations. The final identified targeted subscribers shall be subject to the approval by CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents. The targeted subscribers will be determined with regard to the subscription levels and bid prices from the targeted subscriber and the then market condition and will be determined according to the principle of price priority. Fund management companies holding Shares in various investment accounts will be regarded as one subscriber. The final identified targeted subscribers shall subscribe the A Shares under the non-public issue of A Shares in cash at the same subscription prices. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The issue price for A Shares offered to CSAHC will be same as the price offered to other specific investors.

The targeted subscriber for the non-public issue of H Shares is Nan Lung, a wholly-owned foreign subsidiary of CSAHC.

2.4 Price determination date

The price determination date of the non-public issue of A Shares and the non public issue of H Shares was the date of publishing the announcement of the board resolution, which is 9 March 2010.

2.5 Issue price

The minimum issue price per A Share is RMB5.66, which is not less than 90% of the average trading prices of A Shares for the twenty trading days immediately before the price determination date, and is therefore in compliance with the provisions of the "Measures on the Administration of Issuance of Securities by Listed Companies".

Subject to the approval by CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents, the final issue price will be determined by the Board pursuant to the authorisation granted by the shareholders in the shareholders' meeting, through negotiation with the sponsors (principal underwriters) with regard to the subscription levels and bid prices from the specific investors and the then market condition. Such minimum issue price will be determined according to the principle of price priority. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The issue price for A Shares offered to CSAHC will be same as the price offered to other specific investors.

The minimum issue price per H Share is HK$2.73, which is not less than the average trading price of HK$2.73 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to the base date (i.e. 9 March 2010) and not less than the par value of the H Shares, and is therefore in compliance with the provisions of the "Companies Law of the PRC".

The said minimum issue price shall be adjusted if there is any ex-right or ex-dividend event during the period from the price determination date (i.e. 9 March 2010) to the date of issue.

2.6 Number of Shares to be issued and Issue Scale

The total number of Shares to be issued under the Subscription shall be not more than 2,079,280,000 Shares, of which the total number of A Shares to be issued under the non-public issue of A Shares shall be not more than 1,766,780,000 A Shares and the total number of H Shares to be issued under the non-public issue of H Shares shall be not more than 312,500,000 Shares.

The aggregate funding to be raised from the non-public issue of A Shares and the non-public issue of H Shares will not exceed RMB10.75 billion.

CSAHC and Nan Lung undertake that the aggregate amount for the subscription of the new A Shares and new H Shares contributed by them shall be not less than RMB1.5

billion, of which CSAHC shall subscribe for not less than 132,510,000 A Shares in cash and Nan Lung shall subscribe for not less than 312,500,000 H Shares in cash.

2.7 Adjustment to the number of Shares to be issued and the issue price

The issue price per A Share and H Share shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the price determination date to the date of issue.

By assuming the issue price before the adjustment as P0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new shares or placing of each share as K, the price of the new Shares or rights issue as A, distribution of dividends for each share as D, the issue price after the adjustment as P1 (the adjustment value is reserved up to two digits after the decimal place, and rounding the last figure, and the issue price for A Share shall not be less than its par value of RMB1.00 and H Share price shall not be less than HK$ equivalent of RMB1.00), then

Dividends distribution: $P_1 = P_o - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_o/(1 + N)$;
Issue of new shares or placing: $P_1 = (P_o + AK)/(1 + K)$;
Combination of the three items: $P_1 = (P_o - D + AK)/(1 + N + K)$.

Besides, the number of A Shares and H Shares to be issued under the non-public issue will be adjusted accordingly based on the issue price adjusted for the ex-rights and ex-dividends as stated above.

2.8 Lock-up period

CSAHC shall not sell the newly issued A Shares for a period of 36 months from the date of such issue.

The other targeted investors shall not sell the newly issued A Shares for a period of 12 months from the date of such issue.

2.9 Place of listing

The A Shares will be listed and traded on The Shanghai Stock Exchange. The H Shares will be listed and traded on The Stock Exchange of Hong Kong Limited.

2.10 Use of proceeds

All the proceeds to be raised under the non-public issue of A Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans as follows:

Serial No.	Banks	Outstanding loans *US$*	*RMB*	Date of maturity
1.	China Construction Bank, Urumqi Henan Road Sub-branch	–	1,000,000,000.00	2011/06/19
2.	The Export-Import Bank of China, Guangdong Province Branch	–	1,000,000,000.00	2011/08/28
3.	China Citic Bank, Guangzhou Airport Road Sub-branch	–	300,000,000.00	2011/09/23
4.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	–	100,000,000.00	2011/10/24
5.	Shanghai Pudong Development Bank, Guangzhou Baiyun Sub-branch	–	100,000,000.00	2011/12/28
6.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	500,000,000.00	2011/12/16
7.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	300,000,000.00	2011/12/23
8.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	–	200,000,000.00	2012/10/12
9.	China Development Bank, Guangdong Province Branch	22,000,000.00	–	2010/10/08
10.	Bank of China, Xinjiang Uyghur Autonomous Region Branch	27,100,000.00	–	2010/10/08
11.	Bank of China, Guangdong Province Branch	200,000,000.00	–	2010/10/13
12.	China Development Bank, Guangdong Province Branch	67,000,000.00	–	2010/10/14

Serial No.	Banks	Outstanding loans *US$*	*RMB*	Date of maturity
13.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	13,437,750.00	–	2010/10/27
14.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	34,674,396.49	–	2010/10/27
15.	China Development Bank, Guangdong Province Branch	35,000,000.00	–	2010/12/07
16.	China Development Bank, Guangdong Province Branch	47,000,000.00	–	2010/12/20
17.	The Export-Import Bank of China, Guangdong Province Branch	–	800,000,000.00	2010/12/25
18.	Guangzhou Rural Credit Union, Huadu Credit Union	–	300,000,000.00	2010/12/26
19.	Guangzhou Rural Credit Union, Huadu Credit Union	–	200,000,000.00	2010/12/30
20.	China Development Bank, Guangdong Province Branch	35,000,000.00	–	2011/01/03
21.	China Development Bank, Guangdong Province Branch	60,000,000.00	–	2011/01/25
22.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	–	2011/02/11
23.	China Development Bank, Guangdong Province Branch	130,000,000.00	–	2011/02/23
24.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	–	2012/01/21
25.	Bank of China, Guangdong Province Branch	150,000,000.00	–	2011/12/31
	Total	**1,221,212,146.49**	**4,800,000,000.00**	

If the proceeds being raised from the non-public issue of A Shares is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

All the proceeds to be raised under the non-public issue of H Shares, after deduction of the issue expenses, will be used for the repayment of principals of bank loans as follows:

Serial No.	Banks	Outstanding loan *(US$)*	Date of maturity
1	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	30,000,000.00	2010/11/2
2	China Development Bank, Guangdong Province Branch	27,000,000.00	2010/11/15
3	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/22
4	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	35,803,845.91	2010/11/25
5	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/30
	Total	**128,803,845.91**	

If the proceeds being raised from the non-public issue of H Shares is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

2.11 The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are inter-conditional with each other. If either the non-public issue of A Shares or the non-public issue of H Shares is not approved by CSRC, the implementation of the other will also be terminated.

2.12 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

The Company's undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing Shareholders of the Company after the non-public issue of A Shares.

The Company's undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing Shareholders of the Company after the non-public issue of H Shares.

2.13 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.14 Validity period of this resolution

This resolution shall be effective for a period of 12 months from the date of approval at the EGM, the class meeting for holders of A Shares and the class meeting for holders of H Shares.

3. "**THAT** "Subscription Agreement Relating to the Subscription of Non-Public Issue of A Shares of China Southern Airlines Company Limited" and "Subscription Agreement Relating to the Subscription of Non-Public Issue of H Shares of China Southern Airlines Company Limited", copies of which are tabled at the EGM and marked "A" and initialed by the Chairman for identification purpose, be considered and approved."

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

16 March 2010

As at the date of this notice, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Notes:

1. **Persons who are entitled to attend the EGM and the Class Meetings**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of Tuesday, 30 March 2010 ("Eligible Shareholders") or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM and the Class Meetings. Holders of A Shares shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. Registration procedures for attending the EGM and the Class Meetings

a. Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before Saturday, 10 April 2010, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

b. When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c. Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 30 March 2010.

d. 31 March 2010 to 30 April 2010 (both days inclusive), during which period no transfer of H Shares will be registered.

3. Proxies

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of A Shares who is entitled to attend and vote at the class meeting for the A Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM and the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM and the Class Meetings. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and/or the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. Miscellaneous

a. The EGM and the Class Meetings are expected to last for not more than half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarter of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Extraordinary General Meeting ("EGM")

I/We[2], ____________________, holder of share account number ____________,
residing at ______________________________,
being the registered holder of[3] __________ ordinary shares of China Southern Airlines Company Limited (the "Company"),
HEREBY APPOINT[4] the Chairman of the EGM or Mr./Ms. ____________________,
residing at ______________________________,
as my/our proxy/proxies to attend on my/our behalf the EGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:00 p.m., on Friday, 30 April 2010 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Special Resolutions		For[5]	Against[5]	Abstention[5]
1.	To consider the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited				
2.	To consider each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares of China Southern Airlines Company Limited				
	2.1	the types of shares to be issued and the par value			
	2.2	the issue mechanism and subscription method			
	2.3	the targeted subscribers and their relationship with the Company			
	2.4	the price determination date			
	2.5	the minimum issue price			
	2.6	the number of shares to be issued and the issue scale			
	2.7	the adjustment to the number of shares issue and the minimum issue price			
	2.8	the lock-up period			
	2.9	the place of listing			
	2.10	the use of proceeds			
	2.11	the relationship between the non-public issue of A Shares and non-public issue of H Shares			
	2.12	the arrangement for the distribution of profits accumulated before the non-public issue of shares			
	2.13	the "Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited"			
	2.14	the validity period of this resolution			
3.	To consider the Subscription Agreement relating to the subscription of non-public issue of A Shares of China Southern Airlines Company Limited and the Subscription Agreement relating to the subscription of non-public issue of H Shares of China Southern Airlines Company Limited				
4.	To consider the proposed consequential amendments to the Articles of Association as a result of the non-public issue of A Shares and the non-public issue of H Shares				

	Ordinary Resolutions	For[5]	Against[5]	Abstention[5]
5.	To consider the "Explanation on the use of funds raised in previous fund raising exercise"			
6.	To consider the "Feasibility study report on the funds raised from the non-public issue of A Shares of China Southern Airlines Company Limited"			
7.	To consider the waiver from making a mandatory general offer to the Independent Shareholders by China Southern Air Holding Limited and Nan Lung Holding Limited			
8.	To consider that the Board be and is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares			

Signature[6]: ______________________ Date: ______________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" or if you wish to abstain from voting for any of the resolutions, please put a "√" in the box marked "ABSTENTION". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorized in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. Unless the context requires otherwise, words and expressions defined in the circular of the Company setting out details in respect of the above resolutions and not otherwise defined herein shall have the same meanings when used herein.

8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

9. A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 9.

11. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the EGM of the Company to be held on Friday, 30 April 2010.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5] : ____________________ Date: ____________________

Notes:

1. Please delete the option which is not applicable.
2. Please insert your full name in both English and Chinese in block capital letters.
3. Please attach a photocopy of proof of ownership of your shares.
4. Please attach a photocopy of your identity card/passport.
5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.